SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
EnteroMedics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
29365M 10 9

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29365M 10 9	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,986,672 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,986,672 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,986,672 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.83% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”), Aberdare GP II, L.L.C. (“Aberdare GP II”), and Paul H. Klingenstein (“Klingenstein,” together with Aberdare II, Aberdare II Bermuda, Aberdare II Annex, Aberdare GP II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,472,680 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 483,354 shares held by Aberdare II Annex. The shares also include a warrant to purchase shares of the Issuer’s Common Stock as follows: (i) 41,292, shares by Aberdare II; and (ii) 936 shares by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, however Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name.
(3) This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.

CUSIP No.	29365M 10 9	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Aberdare Ventures II (Bermuda), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,986,672 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,986,672 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,986,672 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.83% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,472,680 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 483,354 shares held by Aberdare II Annex. The shares also include a warrant to purchase shares of the Issuer’s Common Stock as follows: (i) 41,292, shares by Aberdare II; and (ii) 936 shares by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, however Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name.
(3) This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.

CUSIP No.	29365M 10 9	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,986,672 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,986,672 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,986,672 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.83% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,472,680 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 483,354 shares held by Aberdare II Annex. The shares also include a warrant to purchase shares of the Issuer’s Common Stock as follows: (i) 41,292, shares by Aberdare II; and (ii) 936 shares by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, however Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name.
(3) This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.

CUSIP No.	29365M 10 9	13G	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,986,672 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,986,672 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,986,672 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.83% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,472,680 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 483,354 shares held by Aberdare II Annex. The shares also include a warrant to purchase shares of the Issuer’s Common Stock as follows: (i) 41,292, shares by Aberdare II; and (ii) 936 shares by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, however Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name.
(3) This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.

CUSIP No.	29365M 10 9	13G	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		59,775 shares of Common Stock (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,986,672 shares of Common Stock (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,775 shares of Common Stock (2)

WITH:	8	SHARED DISPOSITIVE POWER

1,986,672 shares of Common Stock (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,447 shares of Common Stock (2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.18% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by Klingenstein. The shares also include a warrant to purchase 1,684 shares of the Issuer’s Common Stock.
(3) Includes (i) 1,472,680 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 483,354 shares held by Aberdare II Annex. The shares also include a warrant to purchase shares of the Issuer’s Common Stock as follows: (i) 41,292, shares by Aberdare II; and (ii) 936 shares by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, however Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name.
(4) This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.

Item 1(a). Name of Issuer:
EnteroMedics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2800 Patton Road
St. Paul, Minnesota 55113
Item 2(a). Name of Person Filing:
Aberdare Ventures II, L.P. (“Aberdare II”)
Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”)
Aberdare II Annex Fund, L.P. (“Aberdare II Annex”)
Aberdare GP II, L.L.C. (“Aberdare GP II”)
Paul H. Klingenstein (“Klingenstein”)
Item 2(b). Address of Principal Business Office or, if none, Residence:
Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Item 2(c). Citizenship:

Aberdare II	Delaware, United States of America
Aberdare II Bermuda	Bermuda
Aberdare II Annex	Delaware, United States of America
Aberdare GP II	Delaware, United States of America
Klingenstein	United States of America
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
29365M 10 9
Item 3. Not applicable.
Item 4. Ownership. The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2008:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)
Aberdare II	1,431,388	41,292	0	1,986,672	0	1,986,672	1,986,672	11.83%

Aberdare II Bermuda	29,702	936	0	1,986,672	0	1,986,672	1,986,672	11.83%

Aberdare II Annex	483,354	0	0	1,986,672	0	1,986,672	1,986,672	11.83%

Aberdare GP II	0	0	0	1,986,672	0	1,986,672	1,986,672	11.83%

Klingenstein	58,091	1,684	59,775	1,986,672	59,775	1,986,672	2,046,447	12.18%

(1)	Klingenstein serves as a Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein disclaims beneficial ownership of the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, except to the extent of his pecuniary interests therein and any shares held in his name. Aberdare GP II owns no securities of the Issuer directly.

Page 7 of 9 Pages

(2)	This percentage is calculated based upon 16,798,962 shares of the Issuer’s common stock outstanding as of March 13, 2008, as set forth on the Issuer’s 10-K/A filed with the Securities and Exchange Commission on December 2, 2008.
Item 5. Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of a Group
Not applicable.
Item 10. Certification
Not applicable.

Page 8 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2009

/s/ Paul H. Klingenstein Paul H. Klingenstein
ABERDARE VENTURES II, L.P.
ABERDARE VENTURES II (BERMUDA), L.P.
ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By: /s/ Paul H. Klingenstein Paul H. Klingenstein
Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 9 of 9 Pages